

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com


Report of the Independent Registered Public Accounting Firm


To the Shareholders and Board of Directors of MAGV Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAGV Securities, Inc. (the "Company") as of December 31, 2025, and the related statements of Income, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I (Computation of Net Capital Requirements Pursuant to Rule 15c3-1), II (Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3) and III (Information Relating to Possession or Control Requirements under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company Auditor since 2025.

New Delhi, India
March 31, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

MAGV SECURITIES, INC.

Financial Statements

For the Year Ended December 31, 2025

With

Report of Independent Registered Public Accounting Firm

MAGV Securities, Inc.

Statement of Financial Condition

As of December 31, 2025

Assets

Cash	$30,660
Prepaid expenses and deposits	4,117
Total assets	**$34,777**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$4,984
Total liabilities	4,984
Stockholder's equity	$29,793
Total liabilities and stockholder's equity	**$34,777**

See accompanying notes.

MAGV Securities, Inc.

Statement of Operations

For The Year Ended December 31, 2025

Revenues

Investment banking	$ 157,957
Interest	250
Total revenues	**$ 158,207**

Expenses

Cost of Service	$ 69,136
IT, Data and Communications	13,023
Professional Services	45,379
Licenses and Registration	3,862
Insurance	634
Other Expenses	(2,897)
Total Expenses	**$ 129,137**
Net Income	**$ 29,070**

See accompanying notes.

MAGV Securities, Inc.

Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2025

Balance, December 31, 2024	$27,386
Net income	29,070
Contribution By shareholder	30,020
Distributions to stockholder	(56,683)
Balance, December 31, 2025	$29,793

See accompanying notes.

MAGV Securities, Inc.

Statement of Cash Flows

For The Year Ended December 31, 2025

Cash flows from operating activities:

  Net Profit $29,070

  Adjustments to reconcile net loss to net cash used by operations:

    Change in prepaid expenses and deposits   (623)

    Change in accounts payable and accrued expenses   (12,651)

    Change in other receivables   11,899

    Change in receivables from affiliates   <u>6,041</u>

  Net cash used by operating activities: <u>$33,736</u>

Cash flows from financing activities:

  Contributions by stockholder   30,020

  Distributions to stockholder   <u>(56,683)</u>

Net cash provided by financing activities: <u>$(26,663)</u>

Net Increase in cash   <u>$7,073</u>

Cash balance:

  Beginning of year $23,588

  End of year $30,661

See accompanying notes.

Note 1 – Organization and summary of significant accounting policies

Organization and Description of Business: MAGV Securities, Inc. (the "Company") was organized in January 2006 and became a broker-dealer in March 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's primary business is investment banking services.

Cash: The Company maintains its bank accounts in a high credit quality financial institution. The balances at times may exceed federally insured limits.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Income taxes: The Company has elected S Corporation status for income tax reporting purposes, therefore the income or losses of the Company flow through to the stockholder and no federal income taxes are recorded in the accompanying financial statements. Although the Company as an S corporation generally is not subject to income tax at the Company level, the Company is subject to a franchise tax for all income attributable to California and a general corporation tax for all income attributable to New York City.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

Estimates: Management uses estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts receivable: Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Revenue from Contracts with Customers: Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to the satisfaction of performance obligations would be reflected as deferred revenues within the accompanying Statement of Financial Condition.

The Company recognizes success fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Date of management's review: Subsequent events were evaluated through the date the financial statements were issued.

Note 2 - Net capital

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%. At December 31, 2025, the Company had net capital of $ 24,425 , which was $19,425 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 25.53%.

Note 3 - Income Taxes

The provision for state and local income taxes is recorded as the current tax payable or refundable for the period.

Note 4 – Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses

performance for the investment banking segment and decides how to allocate resources based on net income or loss as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

Note 5 – Concentration

Approximately 99% of the Company's investment banking revenue earned during 2025 was from two customers.

Note 6 – Contingencies

The Company is subject to customer claims and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025. There has been a dispute and recorded balance due of $3,600 to ShareFile that is expected to be resolved and paid soon for that amount or less.

Note 7 – Capital Contributions

The Company earned a profit in 2025, but is dependent on capital contributions from its member for working capital and net capital. The Company's member has represented that he has the means and intentions to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

MAGV Securities, Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

Of The Securities and Exchange Commission Act of 1934

As of December 31, 2025

Net Capital:

Total stockholder's equity	$ 29,793
Additions:	
Less non-allowable assets:	
Prepaid expenses and deposits	$4,117
Net capital before haircuts	$25,676
Less haircuts	-
Net capital	25,676
Minimum net capital required (greater of $5,000 or 6 2/3%	
of aggregate indebtedness)	5,000
Excess net capital	$20,676
Aggregate indebtedness	$ 4,984
Percentage of aggregate indebtedness to net capital	19.41%

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2025.

There is no significant difference between net capital reported in Part IIA of Form X-17 A-5, as amended, as of December 31, 2025, and net capital as reported above.

MAGV Securities, Inc.

Schedule II

Computation For Determination Of Reserve Requirements

Under Rule 15c3-3 Of The Securities And Exchange Commission

As Of December 31, 2025

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III

Information Relating To The Possession Or Control Requirements

Under Rule 15c3-3 Of The Securities And Exchange Commission

As of December 31, 2025

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.